BB 3/11

09059619

UNITED STATES
\ND EXCHANGE COMMISSION
shington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46999

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MYERBERG & COMPANY, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37 West 12TH Street, # 6K
(No. and Street)

NEW YORK	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARCIA MYERBERG (212) 750-3939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLTZ RUBENSTEIN REMINICK LLP
(Name – *if individual, state last, first, middle name*)

1430 BROADWAY, 17TH FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARCIA MYERBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MYERBERG & COMPANY, L.P., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOYCE CLARKE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01CL4728674
QUALIFIED IN QUEENS COUNTY
CERTIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES AUGUST 21, 20 10

Notary Public

Signature

CHIEF EXECUTIVE OFFICER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLTZ
RUBENSTEIN
REMINICK

MYERBERG & COMPANY, L.P.

**REPORT ON AUDIT OF
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION, AND
REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5**

Year Ended December 31, 2008

MYERBERG & COMPANY, L.P.

Contents

Year Ended December 31, 2008 *Pages*

Financial Statements

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412
www.hrrllp.com

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742

Independent Auditors' Report

To the Partners
Myerberg & Company, L.P.

We have audited the accompanying statement of financial condition of Myerberg & Company, L.P. as of December 31, 2008, and the related statements of operations, changes in partners' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Myerberg & Company, L.P. at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Holtz Rubenstein Reminick LLP

New York, New York
February 26, 2009

MYERBERG & COMPANY, L.P.

Statement of Financial Condition

December 31, 2008

Assets		
Cash and Cash Equivalents	$	112,175
Other Receivable		17,154
Property and Equipment		83,316
Other Assets		79,119
Total Assets	$	291,764
Liabilities and Partners' Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	50,361
Income taxes payable		1,200
Total Liabilities		51,561
Commitments and Contingencies		
Partners' Equity		240,203
Total Liabilities and Partners' Equity	$	291,764

Statement of Operations

Year Ended December 31, 2008

Revenue:	
Advisory fees	$ 222,500
Interest and dividends	4,531
Rental income	94,680
Other income	2,885
Total Revenue	324,596
Expenses:	
Employee compensation and benefits	280,447
Communications	50
Occupancy and equipment rental	83,165
Other expenses	143,799
Total Expenses	507,461
Loss before Provision for Income Taxes	(182,865)
Provision for Income Taxes	4,171
Net Loss	$ (187,036)

Statement of Changes in Partners' Equity

Year Ended December 31, 2008

Partners' Equity - January 1, 2008	$	616,263
Net Loss		(187,036)
Partners' Distributions		(189,024)
Partners' Equity - December 31, 2008	$	240,203

Statement of Cash Flows

Year Ended December 31, 2008

Cash Flows from Operating Activities:	
Net loss	$ (187,036)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	32,544
Changes in operating assets and liabilities:	
Receivable from clearing broker	101,144
Other receivable	17,846
Other assets	4,093
Accounts payable and accrued liabilities	23,722
Income taxes payable	(13,200)
Net Cash Used in Operating Activities	(20,887)
Cash Flows from Financing Activities:	
Partners' distributions	(189,024)
Net Cash Used in Financing Activities	(189,024)
Net Decrease in Cash and Cash Equivalents	(209,911)
Cash and Cash Equivalents - beginning of year	322,086
Cash and Cash Equivalents - end of year	$ 112,175
Supplemental Disclosure:	
Cash paid for income taxes	$ 17,371

Notes to Financial Statements

Year Ended December 31, 2008

1. Summary of Significant Accounting Policies

Description of business - Myerberg & Company, L.P. (A Limited Partnership) (the "Company") is a woman owned and managed investment banking firm operating in the taxable fixed income and equities markets with a primary focus in public and private mortgage and asset-backed securities and the full range of agency debt securities. The Company is an SEC registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). During 2008, the Company did not engage in any commission generating activities resulting in no commission income and associated expenses. The Company maintains its office in New York City.

The Company is also engaged by institutional clients to provide financial advisory and portfolio valuation services on a fee basis. All of the advisory fees were earned from three clients.

Recognition of revenue and expenses - Customers' securities transactions, commission income and expenses are recorded on a trade date basis. Securities transactions of the Company and investment banking revenue, including management fees, sales concessions, and underwriting fees, are recorded at the trade date. Advisory fees are recognized when earned.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased and money market mutual funds to be cash equivalents.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the term of the lease or the useful life of the asset.

Other receivable - During the year ended December 31, 2008, the Company entered into an agreement with two unrelated parties for the payment of legal fees incurred in the amount of $17,154. Amounts included in other receivable have been adjusted for all known uncollectible accounts. An allowance for doubtful accounts is not provided since, in the opinion of management, all accounts recorded on the books are deemed collectible.

Payments to partners - Payments to partners for services rendered are accounted for as partnership expenses rather than as allocations of partnership net income.

Income taxes - As a partnership, the Company is not subject to federal and New York State income taxes; each partner is individually liable for income taxes, if any, on their proportionate share of the Company's net taxable income. The Company is, however, subject to the New York City Unincorporated Business Tax.

The Company's effective income tax rate is higher than what would be expected if the statutory rate were applied to income before provision for income taxes, primarily because of guaranteed payments to partners, which are deducted as expenses for financial reporting purposes but are not deductible for tax purposes.

Uncertain Tax Positions - The Company has elected to defer the application of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), an interpretation of FASB Statement No. 109, *Accounting for Income Taxes* (SFAS 109), as permitted by FASB Staff Position FIN 48-3 (FSP FIN 48-3).

In accordance with the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in its 2008 financial statements and as of December 31, 2008, the Company does not believe it has any uncertain tax positions that would qualify for either recognition or disclosure in the accompanying financial statements.

2. Property and Equipment

Property and equipment consists of the following:

December 31, 2008		
Office Equipment	$	118,224
Office Furniture		38,530
Leasehold Improvements		5,889
Transportation Equipment		141,897
		304,540
Less Accumulated Depreciation and Amortization		221,224
	$	83,316

Depreciation and amortization expense charged to operations for the year ended December 31, 2008 was $32,544.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $58,811 which was $53,811 in excess of its required net capital of $5,000.

4. Retirement Plan

The Company sponsors a profit-sharing plan covering all of its eligible employees. Under the plan, the Company may contribute to the plan an amount designated by management. The Company did not make a profit-sharing contribution for the year ended December 31, 2008.

5. Commitments and Contingencies

Operating lease - The Company leases office space under a noncancelable operating lease expiring in April 2009. In addition to minimum monthly rent, the Company is obligated for real estate taxes and escalations in operating costs.

In April 2007, the Company entered into a noncancelable sublease for the office space described above expiring in March 2009. In addition to minimum monthly rent, the subtenant is obligated for real estate taxes and escalations in operating costs.

The minimum future rental payment under this lease for the next year is as follows:

Year Ending December 31,	
2009	$ 25,774

Rent expense charged to operations for the year ended December 31, 2008 was $81,803.

The minimum future rental income under the sublease for the next year is as follows:

Year Ending December 31,	
2009	$ 24,854

Rental income earned for the year ended December 31, 2008 was $94,680.

The Company entered into an agreement with one of its institutional clients to provide financial advisory and portfolio valuation services. As part of the agreement, the Company was provided office space at no charge to the Company. In April 2007, the Company moved into the office space. In August 2008, this agreement was terminated when the institutional client ceased its operations and the Company moved into a partner's residence and occupies space without charge to the Company.

Agreements with clearing broker - The Company processes all of its securities transactions through a clearing broker that is a member of the New York Stock Exchange, Inc. Accordingly, all of the money balances and long and short security positions for these securities transactions are carried on the books of the clearing broker that is responsible for custody and processing (see Note 6). During 2008, the Company did not have any securities transactions.

6. Off Balance Sheet Risk and Concentration of Assets

In the normal course of business, securities transactions of customers are introduced to and cleared through a clearing broker. Pursuant to agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from the customers' failure to complete such transactions.

The Company does not anticipate nonperformance by customers or the clearing broker in the above situations. In addition, the Company has a policy of reviewing, as it considers necessary, the credit standing of the customers and clearing broker with whom it conducts business. During 2008, the Company did not have any securities transactions.

The Company's cash equivalents consist of investments in money market mutual funds. The Company has not experienced any losses in such amounts and management believes it is not exposed to any significant credit risk on cash and cash equivalents.

HOLTZ
RUBENSTEIN
REMINICK

SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412
www.hrrllp.com

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Partners
Myerberg & Company, L.P.

We have audited the accompanying financial statements of Myerberg & Company, L.P. as of and for the year ended December 31, 2008, and have issued our report thereon dated February 26, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtz Rubenstein Reminick LLP

New York, New York
February 26, 2009

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Net Capital:		
Partners' capital	$	240,203
Total Capital		240,203
Deductions and/or Charges:		
Nonallowable assets:		
Other receivable		17,154
Property and equipment		83,316
Other assets		79,119
Total Deductions and/or Charges		179,589
Net Capital before Haircuts on Securities Position		60,614
Haircuts on Securities:		
Money market funds		1,803
Net Capital	$	58,811
Aggregate Indebtedness:		
Accounts payable and accrued liabilities	$	50,361
Income taxes payable		1,200
Total Aggregate Indebtedness	$	51,561
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	5,000
Excess Net Capital	$	53,811
Ratio: Aggregate Indebtedness to Net Capital		.88 to 1

Reconciliation of the Company's computation of net capital in Schedule I and the unaudited Form X-17A-5 as of December 31, 2008.

Net Capital, as reported in Company's unaudited Form X-17-A-5	$	75,965
Audit adjustments to record additional legal expense		17,154
Net Capital per above	$	58,811

Schedule II - Computation For Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under exemptive provision (k)(2)(ii), and is therefore not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412
www.hrrllp.com

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Partners
Myerberg & Company, L.P.

In planning and performing our audit of the financial statements and supplementary schedules of Myerberg & Company, L.P. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holtz Rubenstein Reminick LLP

New York, New York
February 26, 2009